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                                                                    EXHIBIT (21)



                           SUBSIDIARIES OF THE COMPANY


The Company has four wholly owned subsidiaries: (i) Gorman-Rupp of Canada Limited, organized under the laws of the Province of Ontario; (ii) The Gorman-Rupp International Company, organized under the laws of the State of Ohio; (iii) Patterson Pump Company, organized under the laws of the State of Ohio; and (iv) Gorman-Rupp Foreign Sales Corporation, organized under the laws of Barbados. The Company has one indirect, majority-owned subsidiary: Patterson Pump Ireland Limited, a majority-owned subsidiary of Patterson Pump Company, organized under the laws of the Republic of Ireland. The consolidated financial statements of the Company, filed as a part of this Form 10-K, include the account of each such subsidiary.










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